Exhibit 99.5

EXECUTION COPY

AMENDMENT NO. 1 TO EXECUTIVE SERVICES AGREEMENT

THIS AMENDMENT NO. 1 TO EXECUTIVE SERVICES AGREEMENT (this “Amendment No. 1”) is made effective as of January 1, 2011, by and between CDC Software Corporation, a company organized under the laws of the Cayman Islands, located at Unit 706-707, Building 9, No. 5 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong (“CDC Software” or the “Company”), and Asia Pacific On-Line Ltd. located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands (“APOL”). The Company and APOL are collectively referred to as the “Parties” and each, a “Party”.

RECITALS

WHEREAS, APOL and CDC Software have previously entered into an Executive Services Agreement made effective as of January 1, 2010 (the “Software ESA”) in which APOL agreed to provide certain services to CDC Software and its affiliates and subsidiaries, including the services of Mr. Peter Yip (the “Executive”).

WHEREAS, each of APOL and CDC Software have agreed to amend and replace certain provisions of the Software ESA upon the terms and conditions set forth herein.

WHEREAS, the terms of this Amendment No. 1 have been approved by the Compensation Committee and the board of directors of the Company (the “Board”).

AGREEMENTS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by this Amendment No. 1, APOL and CDC Software, for themselves, their successors and assigns, agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Terms not otherwise defined herein shall have the meanings ascribed to it in the Software ESA.

ARTICLE II.

AMENDMENTS

Section 2.01 APOL and CDC Software hereby agree that Section 4.3 of the Software ESA be, and it hereby is, amended and restated in its entirety, as follows:

“4.3 Executive shall be eligible for a total potential cash bonus of up to $850,000 per annum, which shall be comprised of up to $550,000 based upon the Adjusted EBITDA performance of the Company (the “EBITDA Bonus”), up to $100,000 based upon the achievement of certain milestones (the “Milestone Bonus”), and up to $200,000 per annum based upon Executive’s overall performance, at the discretion of the Board (the “Discretionary Bonus”).

(i)	EBITDA Bonus.

On a quarterly basis, the Board shall compare Actual Adjusted EBITDA Performance of the Company for the year on a cumulative basis, against Target Adjusted EBITDA Performance for the year on a cumulative basis.

(1) In the event that cumulative Actual Adjusted EBITDA Performance of the Company for the year is equal to or greater than 80% (but less or equal to than 110%) of the cumulative Target Adjusted EBITDA Performance of the Company for such year, Executive shall receive a pro-rata amount of the EBITDA Bonus that corresponds to the percentage of the cumulative Target Adjusted EBITDA Performance of the Company so achieved, up to a maximum of $137,500 per quarter (at 110% achievement); or

(2) In the event that cumulative Actual Adjusted EBITDA Performance of the Company for the year is below 80% of the cumulative Target Adjusted EBITDA Performance of the Company for such year, Executive shall not receive an EBITDA Bonus; and

(3) In no event shall Executive be entitled to receive more than an aggregate of $550,000 in EBITDA Bonus for any given fiscal year; and

(4) Any EBITDA Bonus shall be payable in arrears promptly after the date of each CDC Software Corporation quarterly earnings announcement.

(ii)	Milestone Bonus.

CDC Cloud Capital Raising. In the event that a financing, solely related to the placement of equity in the Company’s Cloud business is consummated, Executive shall receive a Milestone Bonus of $100,000.

(iii)	Discretionary Bonus.

Executive shall be eligible to receive a Discretionary Bonus of up to $200,000 based upon, among other things, Executive’s overall performance during a fiscal year in which services are performed hereunder, the performance of Executive’s direct reports, the status of relationships with the Company’s shareholders and other factors as reasonably determined by the Board in its sole discretion, including performance deliverables that have been achieved over and above the standard duties of a CEO. Any Discretionary Bonus shall be paid within three months of the close of each fiscal year in which Executive has performed Services hereunder.”

ARTICLE III.

EFFECT OF THIS ADDENDUM

Section 3.01 This Amendment No. 1 is entered into to supplement and modify the Software ESA. Except as supplemented and/or modified hereby, the Software ESA remains in full force and effect and shall continue to be effective and enforceable in accordance with its terms.

ARTICLE IV.

MISCELLANEOUS

Section 4.01 Waiver. Any term or condition of this Amendment No. 1 may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Amendment No. 1, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Amendment No. 1 on any future occasion.

Section 4.02 Amendment. This Amendment No. 1 may be amended, supplemented, or modified only by a written instrument duly executed by or on behalf of each Party hereto.

Section 4.03 Counterparts. This Amendment No. 1 may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 4.04 Exercise of Rights. A Party may exercise a right, power, or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power, or remedy by a Party does not prevent a further exercise of that or of any other right, power, or remedy. Failure by a Party to exercise or delay in exercising a right, power, or remedy does not prevent its exercise. The rights, powers, and remedies provided in this Amendment No. 1 are cumulative with and not exclusive of the rights, powers, or remedies provided by law independently of this Amendment No. 1.

Section 4.05 Governing Law. This Amendment No. 1 shall be governed by and construed under the laws of Hong Kong and each of the Parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Amendment No. 1.

Section 4.06 Severability. If any provision of this Amendment No. 1 shall be invalid or unenforceable, such invalidity or unenforceability shall not render the entire Amendment No. 1 invalid. Rather, the Amendment No. 1 shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of each Party shall be construed and enforced accordingly.

Section 4.07 Amendment. This Amendment No. 1 may only be amended by a written agreement executed by both Parties.

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be signed by their duly authorized representatives.

CDC SOFTWARE CORPORATION		WITNESS

By:	/s/ Steve Dexter	/s/ William Raynes

Name:	Steve Dexter
Title:	Chief Financial Officer

By:	/s/ Donald L. Novajosky	/s/ Edward P. Swift

Name:	Donald L. Novajosky
Title:	General Counsel & Secretary

ASIA PACIFIC ON-LINE LTD.		WITNESS

By:	/s/ Nicola Chu	/s/ Clara Lau

Name:	Nicola Chu
Title:	Director

PETER YIP		WITNESS

Section 2.01 is hereby acknowledged and agreed to by Executive.

/s/ Peter Yip		/s/ Karen Wu
Name: Peter Yip

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